[Letterhead of Centerline Capital Group]

June 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mark Rakip, Staff Accountant

Re:	Independence Tax Credit Plus L.P. III

Form 10-K for the Fiscal Year Ended March 31, 2009

Filed June 23, 2009

File No. 0-24650

Dear Mr. Rakip:

This letter is in response to the comments in your letter to Robert L. Levy dated June 10, 2010 with respect to the above referenced 10-K filing for Independence Tax Credit Plus L.P. III (the “Partnership”).

Form 10-K for the fiscal year ended March 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.
We note your response to comment 1 from our letter dated April 28, 2010, wherein you state the Partnership has received direct financial assistance from the General Partner and affiliates in the form of operating advances.  Please tell us composition of the General Partner's balance sheet. Please also tell us whether the General Partner, an affiliate, or the parent of the General Partner is the entity actually providing the direct financial assistance to the Partnership.  Finally, tell us whether the Partnership has any outstanding receivables due From the General Partner.

The General Partner of Independence Tax Credit Plus, L.P III (“Partnership”) is Related Independence Associates, III L.P. (“General Partner”).  This entity is a limited partnership which is managed by an affiliate of Centerline Holding Company (“Centerline”).    The direct financial assistance to the Partnership provided by the General Partner is received entirely from Centerline, which is the ultimate parent of the general partner of the General Partner.  The Partnership does not have any outstanding receivables due from the General Partner or Centerline.  Centerline’s most recent balance sheet for the period ending 3/31/10, as filed with the SEC, is as follows:

CENTERLINE HOLDING COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

March 31, 2010
(Unaudited)
Cash and cash equivalents	$117,673
Restricted cash	22,500
Investments:
Available-for-sale (Note 7)	512,514
Equity method (Note 8)	385
Other (Note 9)	47,343
Investments in and loans to affiliates, net (Note 26)	13
Goodwill and intangible assets, net (Note 10)	169,296
Deferred costs and other assets, net (Note 11)	102,308
Consolidated partnerships (Note 12):
Investments:
Available-for-sale	4,999
Equity method	3,608,081
Land, buildings and improvements, net	638,768
Other assets	301,757
Assets of discontinued operations (Note 2)	406
Total assets	$5,526,043
Liabilities:
Notes payable (Note 13)	$201,480
Financing arrangements and secured financing (Note 14)	611,917
Accounts payable, accrued expenses and other liabilities (Note 15)	226,334
Preferred shares of subsidiary (subject to mandatory repurchase)	128,500
Consolidated partnerships (Note 16):
Notes payable	175,766
Due to property partnerships	179,018
Other liabilities	267,534
Liabilities of discontinued operations (Note 2)	838
Total liabilities	1,791,387
Redeemable securities (Note 17)	12,060
Commitments and contingencies (Note 28)
Equity:
Centerline Holding Company beneficial owners’ deficit:
Convertible CRA preferred shares; no par value; 519 shares issued and outstanding in 2009	--
Special preferred voting shares; no par value; 12,731 shares issued and outstanding in 2010 and 2009	127
Special Series A Shares (19,325 shares issued and outstanding in 2010)	129,692
Common shares; no par value; 160,000 shares authorized; 64,941 issued and 58,422 outstanding in 2010 and 57,881 issued and 53,820 outstanding in 2009	183,229
Treasury shares of beneficial interest – common, at cost; 7,060 shares in 2010 and 4,061 shares in 2009	(65,764)
Accumulated other comprehensive income (loss) (Note 18)	11,845
Centerline Holding Company total	259,129
Non-controlling interests (Note 19)	3,463,467
Total equity	3,722,596
Total liabilities and equity	$5,526,043

If you have any questions or need further information, please do not hesitate to contact me at the number indicated above.  We hope that our responses to the Staff’s concerns are found to be adequate.

Very truly yours,

Independence Tax Credit Plus L.P. III

By:	Related Independence Associates III L.P.,
General Partner

	By:	Related Independence Associates III Inc.,
General Partner

		By:	/s/ Robert Pace
Robert Pace
Chief Financial Officer and Principal Accounting Officer